Exhibit 99.1

Wheaton Precious Metals Exceeds 2018 Production Forecast and Provides 2019 and 5-Year Guidance

TSX: WPM
NYSE: WPM

VANCOUVER, Feb. 21, 2019 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that 2018 estimated production exceeded guidance as detailed in the table below and provide production guidance for 2019 and the estimated average annual attributable production over the five year period ending with 2023. Wheaton will provide full production and financial details with the release of its 2018 fourth quarter and full year results on Wednesday, March 20, 2019.

Attributable Production and Forecast
Metal	2018 Forecast	2018 Actual[1]	2019 Forecast	Forecast annual average (2019-2023)
Gold Ounces	355,000	373,239	365,000
Silver Ounces ('000s)	22,500	24,474	24,500
Palladium Ounces	10,400	14,686	22,000
Gold Equivalent Ounces[2]	645,000	688,120	690,000	750,000

Sales
Metal	2018 Actual
Gold Ounces	349,168
Silver Ounces ('000s)	21,733
Palladium Ounces	8,717
Gold Equivalent Ounces [2]	625,271

"Our portfolio once again delivered a very strong performance in 2018 with production significantly exceeding our expectations for all precious metals," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "The strong operational results cap an exceptionally successful year in which Wheaton strengthened its existing portfolio, added two new streams from top-tier mines and settled our longstanding tax dispute, creating a foundation for future growth. With the tax dispute behind us, we look forward to our company once again being valued solely based on the virtues of our diverse portfolio of high-quality assets which continue to deliver strong margins and the highest operating cash flow amongst our peers."

2018 Production Results
In 2018, production exceeded guidance primarily as a result of stronger than expected production from the Salobo and Stillwater mines partially offset by weaker than expected production from Peñasquito.

2019 and Long-Term Production Forecast
Wheaton's estimated attributable precious metals production in 2019 is forecast to be approximately 365,000 ounces of gold, 24.5 million ounces of silver and 22,000 ounces of palladium, resulting in gold equivalent production2 of approximately 690,000 ounces. For the five year period ending in 2023, the Company estimates that average, annual gold equivalent production will amount to 750,000 ounces.

In 2019, forecast silver production growth from Peñasquito is expected to be partially offset by the change in the San Dimas stream from silver to gold as well as the cessation, in 2018, of production from assets with fixed terms. Gold production in 2019 is expected to be slightly below 2018 as a result of lower grades at Salobo due to mine sequencing (most pronounced in the first quarter of 2019) being partially offset by increased attributable gold production from the San Dimas mine. At Constancia, Hudbay Minerals Inc. ("Hudbay") expects to begin mining the Pampacancha satellite deposit later in 2019, which has significantly higher precious metals grades than what is currently being mined; however, given the lack of a definitive schedule at this point, forecast gold production in 2019 does not include any contribution from the Pampacancha deposit3. Palladium production is expected to increase in 2019 as the Company has its first full year of production from the Stillwater stream, which was acquired in July of 2018.

Average production over the next five years is expected to increase primarily due to continued production growth from Peñasquito, Constancia and Stillwater as well as the commencement of the Voisey's Bay stream in 2021. At Peñasquito, grades are expected to increase and the addition of the pyrite leach plant should improve recoveries. At Constancia, production from the Pampacancha deposit is included in Wheaton's five year production average. Palladium and gold production from Stillwater is expected to increase with the continued ramp up of the Blitz project which is expected to reach full capacity in 2021. In addition, effective January 1, 2021, Wheaton will be entitled to receive from Vale an amount of cobalt equal to 42.4% of the Voisey's Bay mine cobalt production. And lastly, Wheaton does not include any production from Barrick Gold Corp.'s Pascua-Lama project or Hudbay's Rosemont project in its estimated average five-year production guidance4.

Tax Dispute Settlement impact on Fourth Quarter and Year End 2018 Results
As a reminder, on December 13, 2018, Wheaton announced that it had reached a settlement with the Canada Revenue Agency ("CRA") which provides for a final resolution of Wheaton's tax appeal in connection with the reassessment of the 2005 to 2010 taxation years. The terms of the settlement provide that foreign income on earnings generated by Wheaton's wholly-owned foreign subsidiaries will not be subject to tax in Canada5. In addition, the settlement provided for Wheaton to increase fees for the services rendered to its foreign subsidiaries by, first, including the third-party costs incurred by Wheaton directly associated with raising capital that was used to fund investments made by its foreign subsidiaries in precious metals purchase agreements and secondly, increasing the markup on costs incurred by the parent company that are charged to the foreign subsidiaries, including attributable capital-raising costs, from 20% to 30%.

The application of the settlement, after applying non-capital losses otherwise available, will result in no additional cash taxes for the 2005 to 2010 taxation years. The application of the principles of the settlement to the 2011 to 2017 taxation years is expected to result in cash taxes payable of approximately $5 million. The net result is a cash outlay for all past taxation years of approximately $10 million, including ancillary interest.

From an accounting perspective, share issue costs reduce share capital rather than being deducted as an expense in the Statement of Earnings. Accordingly, the tax benefit related to these costs, which are deducted for tax purposes over a 5-year period, is also recognized in share capital.  As a result, in recognizing the tax benefit of the non-capital losses utilized to offset the additional taxable income arising from the settlement, a significant component of which relate to share issue costs, we anticipate recording a deferred tax expense of approximately $15 million in the Statement of Earnings with an offsetting deferred tax recovery reflected directly in the Statement of Shareholders' Equity.

As we've previously indicated, the impact of the settlement will be reflected in the company's financial results for the three months and year ended December 31, 2018. The total impact of the settlement on Wheaton's fourth quarter 2018 after-tax earnings, including current and deferred taxes, ancillary interest and associated legal expenses is estimated to be $30 million, of which approximately $15 million would relate to a deferred tax expense.

End Notes
__________________________
1 Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions.  Production figures and average payable rates are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.
2 Gold equivalent ounces for 2018 actual production and sales are calculated by converting silver to a gold equivalent by using the ratio of the average price of silver to the average price of gold and by converting palladium to a gold equivalent by using the average price of palladium to the average price of gold, with all figures being as per the London Bullion Metal Exchange during 2018. Gold equivalent production forecasts for 2018, 2019 and the five-year average are based on the following commodity price assumptions: $1,300 / ounce gold, $16 / ounce silver, $1,350 / ounce palladium, and $21 / pound of cobalt.
3 As per Wheaton's precious metals purchase agreement with Hudbay, Wheaton is entitled to a delay payment payable in gold ounces from Hudbay as a result of the delay in mining the Pampacancha zone. The gold ounces delivered to Wheaton are included in the Company's production guidance.
4 In preparing the long-term production forecast, Wheaton has considered the impact of Vale's recently announced approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up (the "Salobo Expansion"). However, readers are cautioned that Vale has not finalized its mine plan and as such, Wheaton has not included any production growth as a result of the Salobo Expansion.
5 The application of the settlement to years after 2010 (including the 2011 to 2015 taxation years which are currently under audit) is limited to transfer pricing and will be subject to there being no material change in facts or change in law or jurisprudence.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

  anticipated increases in total throughput;
  the estimated future production, including projected increases to Wheaton's production;
  the future price of commodities;
  the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);
  the costs of future production;
  any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
  confidence in the Company's business structure;
  the Company's estimation of the cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the settlement of the CRA dispute; the Company's assessment of the impact of the settlement of the CRA dispute for years subsequent to 2010; possible audits for taxation years subsequent to 2015; and assessments of the impact and resolution of various tax matters, including outstanding audits; and
  assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  fluctuations in the price of commodities;
  risks related to the mining operations from which Wheaton purchases precious metals or cobalt (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
  absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
  credit and liquidity risks;
  indebtedness and guarantees risks;
  mine operator concentration risks;
  hedging risk;
  competition in the mining industry;
  risks related to Wheaton's acquisition strategy;
  risks in estimating cash taxes payable in respect of the 2005 to 2010 taxation years and assessing the impact of the settlement with the CRA for years subsequent to 2010, including whether there will be any material change in the Company's facts or change in law or jurisprudence;
  differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
  Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated;
  litigation risk associated with a challenge to the Company's tax filings;
  litigation risk associated with outstanding legal matters;
  risks related to claims and legal proceedings against Wheaton or Mining Operations;
  risks relating to unknown defects and impairments;
  risks relating to security over underlying assets;
  risks related to ensuring the security and safety of information systems, including cyber security risks;
  risks related to the adequacy of internal control over financial reporting;
  risks related to governmental regulations;
  risks related to international operations of Wheaton and the Mining Operations;
  risks relating to exploration, development and operations at the Mining Operations;
  risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;
  risks related to environmental regulations and climate change;
  the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
  the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
  lack of suitable infrastructure and employees to support the Mining Operations;
  uncertainty in the accuracy of mineral reserve and mineral resource estimates;
  inability to replace and expand mineral reserves;
  risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations; and
  other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C., together with Wheaton's subsequent financial statements and related management's discussion and analysis available on SEDAR and filed on Form 6-K (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

  that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
  that there will be no material adverse change in the market price of commodities;
  that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
  that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
  that Wheaton will be able to source and obtain accretive precious metal stream interests;
  that Wheaton's estimation of cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the settlement of the CRA dispute and the Company's assessment of the impact of the settlement of the CRA dispute for years subsequent to 2010 are accurate, including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010;
  expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation; and
  such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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SOURCE Wheaton Precious Metals Corp.

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For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:08e 21-FEB-19